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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended November 30,
						6 Months Ended May 31, 2002
	1997	1998	1999	2000	2001
Earnings:
Income from continuing operations before income taxes	$54	$60	$74	$87	$187	$15
Fixed charges included in income from operations per below	14	8	7	20	36	8
Minority interest	—	—	—	(3)	(4)	—
Amortization of financing costs	—	—	—	—	3	2

Total earnings	68	68	81	104	222	25
Fixed Charges:
Interest expense	$12	$6	$6	$18	$33	$7
Portion of rent expense representing interest	2	2	1	2	3	1

Fixed charges included in income from operations	14	8	7	20	36	8
Capitalized financing costs	—	—	1	—	14	6

Total fixed charges	14	8	8	20	50	14

Ratio of earnings to fixed charges	4.9	8.5	10.1	5.2	4.4	1.8

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Computation of Ratio of Earnings to Fixed Charges